MORGAN STANLEY STRATEGIST FUND

522 Fifth Avenue

New York, NY 10036

November 30, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Larry Greene, Division of Investment Management

Re:	Morgan Stanley Strategist Fund
(File Nos. 33-23669 and 811-5634)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Strategist Fund (the “Fund”) filed with the Securities and Exchange Commission on September 26, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 25 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 30, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	In the Selective Review cover letter, you state that new Class R and Class W do not have a conversion feature. Is there any particular reason for this?

Response 2.  Class R shares and Class W shares are offered only through specific programs to limited categories of investors. Therefore, we do not believe a conversion feature is appropriate for these share classes.

COMMENTS TO THE PROSPECTUS

Comment 3.

Under the “Principal Investment Strategies” section, the prospectus states that the Fund may invest in mortgage-backed securities. Consider adding risk disclosure in light of the recent sub-prime market turmoil including credit criteria for Fund’s portfolio.

Response 3.  We respectfully acknowledge the comment, but believe the current disclosure is sufficient.

Comment 4.	Under the “Principal Investment Strategies” section, the prospectus states that the Fund may invest in convertible securities. If this includes junk bonds, please add additional disclosure.

Response 4.  Additional disclosure has been added to the Prospectus.

Comment 5.

Add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year and please move the sentence that is in the middle of the table to before or after the table.

Response 5.  The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table and the sentence is a side bar on the left side of the page and is not in the middle of the table.

Comment 6.	Under the “Fund Management” section, you state that “All team members collaborate to manage the assets of the Fund.” Please confirm whether this is accurate?

Response 6.  The current disclosure is accurate.

COMMENTS TO THE SAI

Comment 7.	Please add a description of the Fund’s operating policies with respect to borrowing and issuance of senior securities to the SAI.

Response 7.  The SAI currently includes such disclosure in the section titled “Description of the Fund and Its Investments and Risks – Investment Strategies and Risks – Borrowing.”

Comment 8.	Since the Fund may invest in inverse floaters, please confirm whether the Fund has been involved in the restatement of its financial statements.

Response 8.  Although the Fund may invest in inverse floaters, the Fund has not been subject to the restatement of its financial reports.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6724. Thank you.

Sincerely,

/s/ Elisa Mitchell

Elisa Mitchell